WF Card Funding, LLC 550 S. Tryon Street Floor 18 Charlotte, NC, 28202-4200

August 30, 2024

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rolaine Bancroft, Esq.

Re:	WF Card Funding, LLC

WF Card Issuance Trust

Form SF-3 Registration Statement

File Nos. 333-279409 and 333-279409-01

Ladies and Gentlemen:

On behalf of WF Card Funding, LLC and WF Card Issuance Trust, the undersigned hereby requests that the effective date of the above-referenced Form SF-3 Registration Statement, as amended, be accelerated to 10:00 a.m. (EST) on September 4, 2024, or as soon thereafter as practicable.

Very truly yours,

WF CARD FUNDING, LLC,

By:	/s/ Bryant Owens
Name: Bryant Owens
Title: President

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